Memorandum of Understanding

Investment in tZERO, Inc.

Dated: February 28, 2019

This memorandum of understanding (the "MOU") is intended to describe the general terms and conditions of a proposed investment in t0.com, Inc. ("tZERO"), by the entities set forth under the heading "Investors" on the signature page hereto (collectively, the " Investors"), and is subject to the negotiation and execution of a term sheet, definitive purchase and sale agreement and any other agreement that may be necessary to effect the transaction. Parties of this MOU share the goal of commencing a transaction, within the parameters and timing highlighted below.

•
Transaction: The Investors will purchase, and tZERO will sell (the "Transaction"), up to One Hundred Million Dollars ($100,000,000.00) worth of tZERO's voting common stock (the "Common Stock"), based on a $[1,500,000,000] post-money valuation of tZERO. Both the Investors shall co- lead this Transaction.

(i)
Following the closing of the Transaction, the Investors shall have the right to propose coin and token offerings to be launched on the tZERO Token Trading Platform. Such proposals shall be subject to tZERO's acceptance, which acceptance may not be unreasonably withheld, conditioned or delayed. Following tZERO's acceptance of a proposed offering to be carried out on the tZERO Token Trading Platform, tZERO shall exercise reasonable commercial efforts to ensure such offering is carried out in a timely and orderly manner. The Investors shall use commercially reasonable efforts to assist tZERO in effectuating and promoting such offerings. The Investors shall further assist tZERO to expand in Asia and other regions in the world and provide linkages to key partners such as the digital bank into which Makara is actively leading an investment.

(ii)
To the extent permitted by applicable laws and regulations, in the event tZERO undertakes any future offerings of tZERO equity securities or issues any tokens or coins, the Investors shall have the right to participate in such offerings and to nominate additional investors to participate in such offerings on terms no less favorable to the Investors and any of their nominees than the terms offered to any other investor in such offering.

•	Structure: The Parties agree that they will structure the payment of the Purchase Price in a tax efficient manner and that any such structure will be subject to the mutual agreement of the Parties.

•
Due Diligence: tZERO will give the Investors and their respective accountants, attorneys, partners, consultants, financing sources and all other representatives and agents of the Investors full access to tZERO's management, consultants, accountants, advisors and all other representatives, and to all properties, operating and financial data, records, agreements and other information relating to the Transaction, to the extent reasonably requested by the Investors and legally allowed by U.S. securities laws and without causing OSTK to provide material nonpublic information to the Investors.

•	Confidentiality: The Parties agree to extend the Confidentiality Agreement by and between
tZERO and Investors, but agree that tZERO and OSTK, as applicable, may issue a press release, file a Current Report on Form 8-K with the U.S. Securities and Exchange Commission, and make such other public disclosures as are required by law.

•
Indemnification: The Transaction Documents shall include such provisions regarding indemnification and limitations on claims as are customary for transactions of a similar size and nature to the Transaction.

•
Intention: No legally binding obligations shall be created, implied or inferred unless and until the Parties proceed with the Transaction Documents in final form, namely a Subscription Agreement and a Shareholders Agreement, which are to be executed and delivered by all Parties. This MOU represents an indication of interest and does not constitute a legally binding offer, obligation, undertaking, or limitation, on the part of any party hereto concerning purchase of any shares in tZERO, nor does it impose any obligation to make such an offer or enter into any agreements.

•
Validity: This MOU shall come into force as of the date of its signing by the Parties and will remain in force until March 30, 2019. The Parties may decide to extend the validity of this MOU by mutual written consent signed by their authorized representatives.

•	Closing Conditions: The obligations of the Investors to consummate the Transaction will be subject to, among other things, the satisfaction of the following conditions:

(i)	satisfactory completion of legal, accounting, tax, financial, commercial and environmental due diligence;

(ii)	negotiation, execution and delivery of satisfactory and mutually acceptable Transaction Documents;

(iii)	absence of any material adverse change in the business, results of operations, condition (financial or otherwise) or prospects of TZERO;

(iv)	absence of any material adverse change in the financial markets or economic conditions;

(v)	receipt of all necessary governmental, board of directors, investment committee and third-party approvals; and true and correct representations and warranties as of the Closing Date

•	Representations and Warranties: The Transaction Documents will contain representations and warranties that are customary for transactions of this size and nature.

•	Governing Law: The Transaction Documents and this MOU will be governed by the laws of the State of Delaware.

•
Dispute Resolution: Any controversy, conflict or dispute of any nature arising out of or relating to the Transaction contemplated herein will be settled exclusively and finally by arbitration governed by ICC rules carried out in Singapore. TZERO and 'Entity to be nominated' will each select one arbitrator to represent them, and the two arbitrators together will select a third arbitrator for the proceedings.

•	Expenses: Each Party will bear its own expenses.

•	Timing: Target funding by Mid-April 2019.
IN WITNESS WHEREOF, the undersigned have executed this MOU as of the date first set forth above.
T0.COM, Inc.

/s/ Saum Noursalehi
By: Saum Noursalehi
Title: Chief Executive Officer

INVESTORS:

Makara Capital Partners Pte Ltc

/s/ Ali Ijaz Ahmad
By:/s/ Ali Ijaz Ahmad
Title: Director

GoldenSand Capital Ltd

/s/Sonny Wu
By: Sonny Wu
Title: Director